

Mailstop 4628

March 17, 2017

<u>Via E-mail</u>
Mr. Jeff A. Zadoks
Chief Financial Officer
Post Holdings, Inc.
2503 S. Hanley Road
St. Louis, Missouri 63144

> **Re:** **Post Holdings, Inc.**
> **Form 10-K for the Fiscal Year ended September 30, 2016**
> **Filed November 18, 2016**
> **File No. 1-35305**

Dear Mr. Zadoks:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources